November 16, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Privia Health Group, Inc. Registration Statement on Form S-1 Registration No. 333-261120

Acceleration Request
Requested Date: November 18, 2021
Requested Time: 4:00 PM, Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Privia Health Group, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-261120) (the “Registration Statement”) to become effective on November 18, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Dan Cocks
Name:	Dan Cocks
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Executive Director

[Signature Page to Acceleration Request]